Exhibit T3E.12
Stelco to seek court order concerning issuance of amended Floating Rate Notes
HAMILTON, ON, Mar 24, 2006 (Canada NewsWire via COMTEX News Network) — Stelco Inc. announced today that it has proposed to amend its Court-approved restructuring plan to change, among other things, certain terms of the New Secured Floating Rate Notes (“FRNs”) to be issued under the plan. The amendments include an increase of 0.50% to the interest rate payable under the FRNs in the first two years of the term and thereafter under certain circumstances. The call protection for the FRNs has also been changed.
The proposed amendments to the FRNs are the result of discussions held among key stakeholders to finalize the terms of various agreements contemplated by Stelco’s restructuring plan. The proposed amendments require the consent of the Court-appointed Monitor, Tricap Management Limited and the other equity sponsors, and must not be objected to by the Senior Bondholder Steering Committee (“the SBSC”). Stelco has obtained the consent of the Monitor and Tricap. The Company is awaiting confirmation from the other equity sponsors and the SBSC that Stelco may proceed with the proposed amendments. The Province of Ontario supports the amendments.
Stelco also announced that it will seek an Order of the Superior Court of Justice (Ontario) in connection with U.S. securities law requirements and the issuance of the amended FRNs. The motion is scheduled to be heard on Tuesday, March 28, 2006. If for any reason the remaining confirmations from the other equity sponsors and the SBSC are not obtained, the motion will not proceed.
On March 9, 2006, Stelco sought and obtained an Order in connection with U.S. securities law requirements and the issuance and exchange of the FRNs and guarantees of Stelco’s obligations under the FRNs. The Company has been advised by U.S. securities law counsel that an Order similar to that obtained on March 9, 2006 is required in respect of the amended FRNs.
The Order being sought, if granted, will enable Stelco to utilize a U.S. securities law exemption by approving the terms and conditions of the issuance and exchange of the amended FRNs and other securities for the claims of affected creditors, and by declaring that those terms and conditions are fair to the affected creditors, in a manner similar to the approval in the March 9, 2006 Order.
Notice of this motion is being provided so that affected creditors and other persons are aware of the hearing and of the fact that the hearing is open to them to be heard. A copy of the court materials for the motion, including the form of letter that would amend Stelco’s restructuring plan to change the terms of the FRNs, will be accessible through a link available on the Company’s web site.
About Stelco
Stelco is one of Canada’s longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation’s business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation’s Management’s Discussion and Analysis section of the Corporation’s 2005 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.